

Mail Stop 3561   August 23, 2016

Via E-mail
Ann B. Gugino
Chief Financial Officer
Patterson Companies, Inc.
1031 Mendota Heights Road
St. Paul, Minnesota 55120

> **Re: Patterson Companies, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2016**
> **Filed June 29, 2016**
> **File No. 000-20572**

Dear Ms. Gugino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

1.   Your disclosure under Note 14, Segment and Geographic Data, on page 59 indicates that you evaluate segment performance based on operating income. Please expand your discussion in future filings to describe the underlying drivers for the changes in the operating income between reporting periods for each of your segments. If there are multiple drivers that are responsible for the changes in segment results, please discuss and quantify the effect for each driver that you have identified. Please provide your proposed revisions to the discussion of your results of operations for your segments for fiscal year 2016 as compared to fiscal year 2015 in your response.

Form 8-K Filed May 26, 2016

2.   You present sales and change in sales on a constant currency basis. Please disclose in future filings the process for calculating the constant currency amounts presented. Refer to Non-GAAP C&DI 104.06 at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please provide us your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining